

December 28, 2022

Richard Walker
Chief Executive Officer
Skillsoft Corp.
300 Innovative Way, Suite 201
Nashua, New Hampshire 03062

Re: Skillsoft Corp.
Registration Statement on Form S-3
Filed December 22, 2022
File No. 333-268938

Dear Richard Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Merritt Johnson